UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2011

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: June 7, 2011

	By:	/s/ Alexander Izosimov
	Name:	Alexander Izosimov
	Title:	Chief Executive Officer

VIMPELCOM ACQUIRED 90% OF NEW TELEPHONE COMPANY,

A MOBILE OPERATOR IN THE FAR EAST OF RUSSIA

Amsterdam and New York (June 7, 2011) – VimpelCom Ltd. (“VimpelCom” or the “Company”) (NYSE: VIP) announced that its subsidiary OJSC VimpelCom acquired 90% of shares of Open Joint-Stock Company “New Telephone Company” (“NTC”).

In line with the earlier announcement regarding the acquisition of NTC, VimpelCom has acquired 90% of NTC shares. VimpelCom will launch a mandatory tender offer under Russian law to acquire the remaining 10% of the outstanding NTC shares. Completion of the tender offer is expected to occur in the third quarter of 2011. The acquisition price for 100% of NTC shares is based on an Enterprise Value of US$ 420 million. The major shareholders of NTC are KT Corporation and Summit Telecom Global Management B.V., a subsidiary of Sumitomo Corporation.

NTC is a leading mobile operator in the Primorskiy region of Russia and provides voice and data services through a wide range of wireless, fixed and broadband solutions as well as IPTV and IP–telephony. In 2010, NTC recorded approximately RUR 3.4 billion in revenues and had a mobile subscriber base of approximately 950,000 as of 2010 year-end.

About VimpelCom Ltd.

VimpelCom is one of the world’s largest integrated telecommunications services operators offering a wide range of wireless, fixed, and broadband services in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Vietnam, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic, Italy and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 868 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “Banglalink”, “Telecel”, and “Djezzy” brands. As of March 31, 2011 VimpelCom had 186 million mobile subscribers. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: www.vimpelcom.com.

Cautionary statement regarding forward-looking statements

This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, and include statements regarding the anticipated completion of the mandatory tender offer. Any statement in this announcement that expresses or implies VimpelCom’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, the risk that the expected benefits from the transaction may not materialize as expected. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. Certain other risks that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VimpelCom’s proxy statement furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K on February 15, 2011, VimpelCom’s registration statement on Form F-4 filed with the SEC, OJSC VimpelCom’s public filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2009, and other public filings made by the VimpelCom with the SEC, which risk factors are incorporated herein by reference. The forward-looking statements contained in this announcement are made as of the date hereof, and VimpelCom expressly disclaim any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.

For more information, please contact:

Gerbrand Nijman VimpelCom Tel: +31 (0)20 79 77 200 Investor_Relations@vimpelcom.com	Mateo Millett FD Tel: 1-617 897-1533 mateo.millett@fd.com